UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number 000-11917

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Davey 401KSOP and ESOP

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Davey Tree Expert Company 1500 North Mantua Street P.O. Box 5193 Kent, Ohio 44240

Index

The Davey 401KSOP and ESOP ("Plan")
Form 11-K
December 31, 2016

TABLE OF CONTENTS

Page

Signatures	2

Index to Financial Statements and Supplemental Schedules	3

Exhibit Index

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

Exhibit 23.2 Consent of Independent Registered Public Accounting Firm

Index

The Davey 401KSOP and ESOP
December 31, 2016

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE DAVEY 401KSOP AND ESOP

		By:	The Davey Tree Expert Company as Plan Administrator

		By:	/s/ Joseph R. Paul
Date:	June 27, 2017		Joseph R. Paul
Executive Vice President, Chief Financial Officer and Secretary

Index

The Davey 401KSOP and ESOP ("Plan")

Audited financial statements and supplemental schedules for the Plan prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of an audited statement of financial condition and audited statement of income and changes in plan equity.

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Page

Reports of Independent Registered Public Accounting Firms	F-1

Financial Statements

Statement of Net Assets Available for Benefits--December 31, 2016	F-3

Statement of Net Assets Available for Benefits--December 31, 2015	F-4

Statement of Changes in Net Assets Available for Benefits-- Year ended December 31, 2016	F-5

Notes to Financial Statements--December 31, 2016	F-6

Supplemental Schedules

Schedule H, Line 4i--Schedule of Assets (Held at End of Year)-- December 31, 2016	F-14

Schedule H, Line 4j--Schedule of Reportable Transactions-- December 31, 2016	F-15

Note: All other schedules are omitted as not applicable or not required.

Index

Report of Independent Registered Public Accounting Firm

Plan Administrator
The Davey 401KSOP and ESOP
Kent, Ohio

We have audited the accompanying statement of net assets available for benefits of The Davey 401KSOP and ESOP as of December 31, 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Davey 401KSOP and ESOP as of December 31, 2016, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

As further discussed in Note B, the Plan adopted Accounting Standards Update ("ASU") No. 2015-07 and 2015-12 as of December 31, 2016 and 2015 and for the years then ended. Our opinion is not modified in respect to this matter.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2016, and reportable transactions for the year then ended, have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The information in the supplemental schedules is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Mayer Hoffman McCann P.C.

Akron, Ohio
June 27, 2017

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Report of Independent Registered Public Accounting Firm

Plan Administrator
The Davey 401KSOP and ESOP
Kent, Ohio

We have audited the accompanying statement of net assets available for benefits of The Davey 401KSOP and ESOP as of December 31, 2015. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of The Davey 401KSOP and ESOP at December 31, 2015, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Akron, Ohio
June 23, 2016

Index

The Davey 401KSOP and ESOP
Statement of Net Assets Available for Benefits
December 31, 2016

	Nonparticipant
	Directed
	The Davey Tree	Participant
	Expert	Directed
	Company Stock	Investment	Total
	Fund	Funds	December 31, 2016
Assets
Investments, at fair value:
Common shares, Davey Tree Expert Company	$111,186,645	$11,866,637	$123,053,282
Mutual funds	—	91,356,433	91,356,433
Common collective trust funds	—	7,651,385	7,651,385
Total investments	111,186,645	110,874,455	222,061,100

Receivables:
The Davey Tree Expert Company contributions	3,487,806	—	3,487,806
Participants' contributions	—	311,751	311,751
Total receivables	3,487,806	311,751	3,799,557

Net assets available for benefits	$114,674,451	$111,186,206	$225,860,657

See notes to financial statements.

Index

The Davey 401KSOP and ESOP
Statement of Net Assets Available for Benefits
December 31, 2015

	Nonparticipant
	Directed
	The Davey Tree	Participant
	Expert	Directed
	Company Stock	Investment	Total
	Fund	Funds	December 31, 2015
Assets
Investments, at fair value:
Common shares, Davey Tree Expert Company	$109,261,720	$10,998,586	$120,260,306
Mutual funds	—	81,467,936	81,467,936
Common collective trust funds	—	6,493,697	6,493,697
Total investments	109,261,720	98,960,219	208,221,939

Receivables:
The Davey Tree Expert Company contributions	3,207,404	—	3,207,404
Participants' contributions	—	243,670	243,670
Total receivables	3,207,404	243,670	3,451,074

Net assets available for benefits	$112,469,124	$99,203,889	$211,673,013

See notes to financial statements.

Index

The Davey 401KSOP and ESOP
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2016

	Nonparticipant
	Directed
	The Davey Tree	Participant
	Expert	Directed	Total
	Company Stock	Investment	Year Ended
	Fund	Funds	December 31, 2016

Additions to net assets attributed to:
Contributions:
Participants	$—	$8,342,720	$8,342,720
The Davey Tree Expert Company, Common shares	3,490,051	—	3,490,051
Net appreciation in fair value of investments	5,804,704	9,518,459	15,323,163
Dividends	651,728	1,383,667	2,035,395
Total additions	9,946,483	19,244,846	29,191,329

Deductions from net assets attributed to:
Distributions to participants:
Cash	6,419,900	7,103,922	13,523,822
Common shares	1,114,317	102,954	1,217,271
Administrative expenses	206,939	55,653	262,592
Total deductions	7,741,156	7,262,529	15,003,685

Net increase	2,205,327	11,982,317	14,187,644

Net assets available for benefits:
Beginning of year	112,469,124	99,203,889	211,673,013
End of year	$114,674,451	$111,186,206	$225,860,657

See notes to financial statements.

Index
The Davey 401KSOP and ESOP
Notes to Financial Statements
December 31, 2016

A.	Description of the Plan

The following description of The Davey 401KSOP and ESOP (the “Plan”) provides general information about the Plan's provisions. The Davey Tree Expert Company is the Plan Sponsor (the "Company" and "Sponsor"). Participants should refer to the Plan document for a more complete description of the Plan's provisions, copies of which may be obtained from the Plan Sponsor.
The Plan was established for the benefit of eligible employees as of January 1, 1979 and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (sometimes referred to as “ERISA”).
General--The Plan is a defined contribution plan covering substantially all eligible employees of the Company and each subsidiary of the Company that has adopted the Plan. The eligibility of employees to participate in the Plan is based, in general, on both attaining age 21 and completing one year of continuous service.
The Plan, known for periods prior to January 1, 1997 as The Davey Tree Expert Company Employee Stock Ownership Plan, was last amended and restated effective January 1, 2015. The portion of the Plan consisting of The Davey Tree Expert Company Stock Fund (the “ESOP feature”) is an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Internal Revenue Code (the “Code”) as a stock bonus plan. The portion of the Plan that is not the ESOP feature is a profit-sharing plan that is intended to qualify under Section 401(a) of the Code and includes a cash or deferred arrangement intended to qualify under Section 401(k) of the Code.
Argent Trust Company ("Argent") serves as trustee for the assets of The Davey Tree Expert Company Stock Fund and Wells Fargo Bank Minnesota, N.A. ("Wells Fargo") serves as trustee for all other assets of the Plan. Wells Fargo provides custodial services. Wells Fargo also provides other services, including executing all buy, sell and reinvestment transactions, and collecting and reporting all dividend and interest payments.
Contributions--Participating employees have the option to make elective contributions, subject to the limit allowed by the Code ($18,000 for 2016, excluding catch-up contributions), further limited by other maximum contribution limits established by federal law, and subject to a weekly minimum contribution of 1% of the participant's compensation. Newly eligible employees are automatically enrolled in the Plan at a 1% before-tax savings rate unless they indicate their desire not to make contributions or elect to enroll at a different percentage. Participants may also contribute amounts representing rollover distributions from other qualified plans (403(b) plans, 457 plans, conduit IRAs and other 401K plans). Additionally, participants who are 50 or older by the end of the calendar year are also allowed to make additional “catch-up” contributions on either a pre-tax basis or after-tax basis, up to $6,000 per year. The Plan provides for employer matching contributions of 100% for the first one percent and 50% of the next three percent, limited to the first four percent of the participant’s compensation deferred each year.
Participant Accounts--Each participant's account is (a) credited with the participant's contribution and allocations of (i) the Company's contribution and (ii) plan earnings, and (b) charged with an allocation of administrative expenses. Allocations are based on the participant's selected investment mix. A participant is entitled to the benefit that can be provided from the participant's vested account balance.
Vesting--Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution plus actual earnings thereon is based on years of continuous service. A participant is 100% vested after three years of continuous service, retirement (at 65 years of age or early retirement), permanent disability or death.

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The Davey 401KSOP and ESOP
Notes to Financial Statements
December 31, 2016

A.	Description of the Plan (continued)

Investment Options--Participants were provided with the following fund options, as of December 31, 2016, and related investment profiles (provided by the fund managers), including directing up to 25% of their total contributions to The Davey Tree Expert Company Stock Fund, subject to standard diversification provisions.

Wells Fargo Advantage Dow Jones Target Today Fund--Invests in a diversified portfolio of money market funds, bonds and stocks (with a smaller focus on stocks and bonds). Investments in asset classes consistent with the stated objectives and time horizon.

Wells Fargo Advantage Dow Jones Target 2010 Fund--Invests in a diversified portfolio of bonds and stocks (with a larger focus on bonds). Investments in asset classes consistent with the stated objectives and time horizon.

Wells Fargo Advantage Dow Jones Target 2015 Fund--Invests in a diversified portfolio of bonds and stocks (with a larger focus on bonds). Investments in asset classes consistent with the stated objectives and time horizon.

Wells Fargo Advantage Dow Jones Target 2020 Fund--Invests in a diversified portfolio of bonds and stocks (with an equal focus on stocks and bonds). Investments in asset classes consistent with the stated objectives and time horizon.

Wells Fargo Advantage Dow Jones Target 2025 Fund--Invests in a diversified portfolio of bonds and stocks (with an equal focus on stocks and bonds). Investments in asset classes consistent with the stated objectives and time horizon.

Wells Fargo Advantage Dow Jones Target 2030 Fund--Invests in a diversified portfolio of bonds and stocks (with a larger focus on stocks). Investments in asset classes consistent with the stated objectives and time horizon.

Wells Fargo Advantage Dow Jones Target 2035 Fund--Invests in a diversified portfolio of bonds and stocks (with a larger focus on stocks). Investments in asset classes consistent with the stated objectives and time horizon.

Wells Fargo Advantage Dow Jones Target 2040 Fund--Invests in a diversified portfolio of bonds and stocks (with a heavy focus on stocks). Investments in asset classes consistent with the stated objectives and time horizon.

Wells Fargo Advantage Dow Jones Target 2045 Fund--Invests in a diversified portfolio of bonds and stocks (with a heavy focus on stocks). Investments in asset classes consistent with the stated objectives and time horizon.

Wells Fargo Advantage Dow Jones Target 2050 Fund--Invests in a diversified portfolio of bonds and stocks (with a heavy focus on stocks). Investments in asset classes consistent with the stated objectives and time horizon.

Wells Fargo Advantage Dow Jones Target 2055 Fund--Invests in a diversified portfolio of bonds and stocks (with a heavy focus on stocks). Investments in asset classes consistent with the stated objectives and time horizon.

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The Davey 401KSOP and ESOP
Notes to Financial Statements
December 31, 2016

A.	Description of the Plan (continued)

Wells Fargo Advantage Dow Jones Target 2060 Fund--Invests in a diversified portfolio of bonds and stocks (with a heavy focus on stocks). Investments in asset classes consistent with the stated objectives and time horizon.

JPMorgan Large Cap Growth Select Fund--Invests primarily in equity securities of large well-established companies, with long-term capital growth potential.

American Beacon Large Cap Value Fund--Invests in equity securities of large market capitalization U.S. companies.

Ivy Mid Cap Growth Y Fund--Invests in common stocks of mid-sized companies, designed to provide growth of capital.

Vanguard Index TR Total Stock Market Fund--Invests in U.S. common stocks, designed to replicate the performance of the Wilshire 5000 Index.

Metropolitan West Total Return Bond Fund--Invests in investment-grade fixed income securities with long-term growth potential.

T. Rowe Price Small Cap Stock Adv Fund--Invests in stocks of small sized companies with long-term capital growth potential.

Neuberger Berman Genesis Fund--Invests in common stocks of companies with market capitalizations less than $1.5 billion at the time of purchase.

Mutual Discovery Fund--Invests in common and preferred stocks, debt securities and convertible securities of small-sized companies.

Harbor International Fund Institutional--Invests in common and preferred stocks of foreign companies.

Wells Fargo Index Fund--Invests in a diversified portfolio of common stocks included in the Standard and Poor's 500 Index designed to replicate the performance of the Standard & Poor's 500 Index.

Wells Fargo Stable Return Fund N35--Invests in high-grade money market instruments.

The Davey Tree Expert Company Stock Fund--Invests in common shares of The Davey Tree Expert Company (with temporary investments made in a money market fund).

Participants may change their investment options daily.

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The Davey 401KSOP and ESOP
Notes to Financial Statements
December 31, 2016

A.	Description of the Plan (continued)

Payments of Benefits--Participants who terminate may receive distributions of vested benefits either in cash or common shares of the Company based on the participant's specific investments in Plan options. Participants who terminated before January 1, 2015, who did not reinvest their interest in the Company Stock Fund as of January 1, 2016, shall be liquidated and reinvested in other funds in accordance with the Plan Document. Participants who terminate on or after January 1, 2015 have one year after termination to receive distributions in cash or common shares but, if that one year lapses, then the participants investment in the Company Stock Fund will be liquidated and reinvested in other funds. Former participants who receive a distribution of common shares of the Company have two 60-day put option periods in which they may require that the Company purchase those shares at a per share price equal to the value determined by an independent stock valuation firm as of the valuation date immediately preceding the exercise of the put option.  Former participants wishing to sell their shares of the Company must offer such shares first to the Plan and then to the Company, although the Plan and the Company are under no obligation to repurchase the shares. Should neither the Plan nor the Company desire to purchase the shares, former participants have the right to sell those shares to any other person.
Forfeited Accounts--Forfeited accounts arise from participants whose employment terminates before vesting occurs. However, if a former participant is rehired, in certain instances, forfeited accounts will be restored to the employee's Plan account. Amounts forfeited are used to restore previously forfeited accounts when necessary. Remaining amounts forfeited are used to offset future Company contributions. At December 31, 2016, forfeited accounts totaled $297,699. Forfeited amounts of $165,740 were used to reduce Employer matching contributions in 2016.
Voting Rights--Each participant is entitled to exercise voting rights attributable to the common shares of the Company allocated to his or her account and is notified by the Trustee at least thirty days prior to the time such rights are to be exercised. Participants are requested to instruct the Trustee as to how shares should be voted. If a participant does not provide the Trustee with instructions as to how shares should be voted, then such shares are voted, as provided in the Plan, proportionately in accordance with instructions received from other participants in the Plan.

B.	Summary of Significant Accounting Policies

Basis of Financial Statement Presentation--These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Use of Estimates--The preparation of financial statements in conformity with U.S. GAAP requires Plan management to make estimates and assumptions that affect reported amounts. Actual results could differ from those estimates.
Investment Valuation and Income Recognition--The investments of the Plan are reported at fair value.
The change in net unrealized appreciation or (depreciation) on investments is included in the statement of changes in net assets available for benefits. Net appreciation (depreciation) in the fair value of investments includes the realized gain or loss on sale of investments sold and unrealized gains/losses on investments held during the year determined on a revalued cost basis.
Purchases and sales of securities are accounted for on the trade date. Dividend income is accounted for on the ex-dividend date.
Administrative Expenses--The costs of administering the Plan are paid by the Company, except for trustee and recordkeeping fees, Company stock valuation services and audit fees, which are paid by the Plan.

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The Davey 401KSOP and ESOP
Notes to Financial Statements
December 31, 2016

B.	Summary of Significant Accounting Policies (continued)

Accounting Standards Adopted in 2016

Accounting Standards Update 2015-12--In July 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2015-12, “Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (“ASU 2015-12”).” ASU 2015-12 Part I designates contract value as the only required measure for fully benefit-responsive investment contracts. ASU 2015-12 Part II simplifies the investment disclosure requirements under existing U.S. GAAP, including eliminating the disclosure of (a) individual investments that represent five percent or more of net assets available for benefits and (b) the net appreciation or depreciation for investments by general type. ASU 2015-12 Part III does not apply to the Plan. This ASU is effective for fiscal years beginning after December 31, 2015. Plan management adopted this standard in 2016, which has been applied retrospectively to all periods presented.
Accounting Standards Update 2015-07--In May 2015, the FASB issued Accounting Standards Update No. 2015-07,  Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2015-07”) .  ASU 2015-07 removes the requirement to include investments in the fair value hierarchy for which fair value is measured using the net asset value per share practical expedient under ASC 820. ASU 2015-07 is effective for the Plan retrospectively for the year ending December 31, 2016. Plan management adopted this standard in 2016, which has been applied retrospectively to all periods presented.

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The Davey 401KSOP and ESOP
Notes to Financial Statements
December 31, 2016

C.	Fair Value Measurements

Financial Accounting Standards Board Accounting Standard Codification No. 820, “Fair Value Measurement (“Topic 820”)” defines fair value based on the price that would be received to sell an asset or the exit price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. Market participants are defined as buyers or sellers in the principal or most advantageous market for the asset or liability that are independent of the reporting entity, knowledgeable and able and willing to transact for the asset or liability.

Valuation Hierarchy--Topic 820 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value. The hierarchy prioritizes the inputs into three broad levels:

Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.
Level 2 inputs are observable inputs other than prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated with observable market data.
Level 3 inputs are unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

Valuation Methodology and Valuation Hierarchy Classification
The following is a description of the valuation methodology used for the investments measured at fair value, including the general classification of the investments within the valuation hierarchy.
The Davey Tree Expert Company Common Stock Fund--The Davey Tree Expert Company Common Stock Fund is comprised of the Company's common shares and a small portion of short-term investments. The Company's common shares are not listed or traded on an established public trading market and market prices are, therefore, not available. Semiannually, for purposes of the Company's 401KSOP, the fair market value of the common shares is determined by an independent stock valuation firm, based upon Company performance and financial condition, using a peer group of comparable companies selected by that firm. The peer group at December 31, 2016 consisted of: ABM Industries Incorporated; Comfort Systems USA, Inc.; Dycom Industries, Inc.; MYR Group, Inc.; Quanta Services, Inc.; Rollins, Inc.; and Scotts Miracle-Gro Company. The semiannual valuations are effective for a period of six months and the per-share price established by those valuations is the price at which the Board of Directors of the Company has determined that the common shares will be bought and sold during that six-month period in transactions involving the Company or one of its employee benefit or stock purchase plans. Since 1979, the Company has provided a ready market for all shareholders through its direct purchase of their common shares, although the Company is under no obligation to do so. The common share value is determined by an independent valuation.

Mutual Funds--Mutual funds are public investment vehicles valued using publicly-available net asset values (“NAV”). The NAV is a quoted price in an active market.

Common Collective Trust Funds--Common collective trust funds are stated at NAV as determined by the issuer of the common collective trust funds, based on the fair value of the underlying investments. The Wells Fargo Stable Return Fund N35 is a common collective trust fund for which there are no redemption restrictions within the plan.

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The Davey 401KSOP and ESOP
Notes to Financial Statements
December 31, 2016

C.	Fair Value Measurements (continued)

The Plan's investments measured at fair value on a recurring basis at December 31, 2016 were as follows:

		Fair Value Measurements at December 31, 2016:
	Total	Quoted prices	Significant	Significant
	Carrying	in	other observable	unobservable
Investments Recorded at Fair Value on a Recurring Basis	Value at	active markets	inputs	inputs
	December 31, 2016	(Level 1)	(Level 2)	(Level 3)

Common shares	$123,053,282	$—	$123,053,282	$—
Mutual funds	91,356,433	91,356,433	—	—
Common collective trust funds measured at net asset value (a)	7,651,385	—	—	—
	$222,061,100	$91,356,433	$123,053,282	$—

The Plan's investments measured at fair value on a recurring basis at December 31, 2015 were as follows:

		Fair Value Measurements at December 31, 2015:
	Total	Quoted prices	Significant	Significant
	Carrying	in	other observable	unobservable
Investments Recorded at Fair Value on a Recurring Basis	Value at	active markets	inputs	inputs
	December 31, 2015	(Level 1)	(Level 2)	(Level 3)

Common shares	$120,260,306	$—	$120,260,306	$—
Mutual funds	81,467,936	81,467,936	—	—
Common collective trust funds measured at net asset value (a)	6,493,697	—	—	—
	$208,221,939	$81,467,936	$120,260,306	$—

(a)
In accordance with Subtopic 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in these tables are intended to provide reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

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The Davey 401KSOP and ESOP
Notes to Financial Statements
December 31, 2016

D.	Concentration of Market Risks and Other Uncertainties

The Plan had investments in the common stock of The Davey Tree Expert Company at December 31, 2016 of $123,053,282, approximating 54.5% of net assets, and at December 31, 2015 of $120,260,306, approximating 56.8% of net assets.

The investments in the common stock of The Davey Tree Expert Company are exposed to market risk--the potential economic loss that may result from adverse changes in fair value. Other investments of the Plan are also exposed to various risks, such as market risk, interest risk and credit risk.

Due to the level of risk associated with the common stock of The Davey Tree Expert Company and other investments of the Plan, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

E.	Transactions with Party-in-Interest

Certain plan investment choices include funds managed by Wells Fargo Bank Minnesota, N.A., one of the trustees for the Plan, and, therefore, these transactions qualify as party-in-interest transactions, as defined by ERISA. Fees paid to trustees during 2016 totaled $149,518.

F.	Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their accounts, to the extent not already vested.

G.	Tax Status of the Plan

The Internal Revenue Service (the "IRS") has determined and informed the Company, in a letter dated September 17, 2013, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Code. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes that the Plan is operated in compliance with the applicable requirements of the Code and therefore, believes the Plan, is qualified and the related trust is tax exempt.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize tax liabilities in the financial statements if the Plan has taken uncertain tax positions that more-likely-than-not, based solely on technical merits, would not be sustained upon examination by the IRS. Plan management has evaluated the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there are no uncertain tax positions taken or expected to be taken that would require recognition.

The Plan is subject to routine audits by tax jurisdictions for tax years for which the applicable statutes of limitations have not expired. Plan management believes it is no longer subject to income tax examinations for years prior to 2013. Currently, no audits relative to the Plan are in progress.

Index

The Davey 401KSOP and ESOP
EIN: 34-0176110              Plan Number: 004
Schedule H, Line 4i--Schedule of Assets
(Held at End of Year)

December 31, 2016

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower,	Description of		Current
	Lessor or Similar Party	Investment	Cost	Value

*	The Davey Tree Expert Company (A)	Common Stock; 6,991,664 shares (B)	$31,626,989	$123,053,282
	Mutual Funds:
*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Advantage Dow Jones Target Today Fund--70,486 shares	**	750,678
*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Advantage Dow Jones Target 2010 Fund--12,141 shares	**	149,945
*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Advantage Dow Jones Target 2015 Fund--132,142 shares	**	1,316,138
*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Advantage Dow Jones Target 2020 Fund--434,589 shares	**	6,418,880
*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Advantage Dow Jones Target 2025 Fund--385,321 shares	**	3,930,276
*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Advantage Dow Jones Target 2030 Fund--317,658 shares	**	5,187,357
*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Advantage Dow Jones Target 2035 Fund--465,097 shares	**	5,018,396
*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Advantage Dow Jones Target 2040 Fund--352,389 shares	**	6,667,200
*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Advantage Dow Jones Target 2045 Fund--451,471 shares	**	5,128,706
*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Advantage Dow Jones Target 2050 Fund--303,454 shares	**	3,292,481
*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Advantage Dow Jones Target 2055 Fund--86,160 shares	**	1,139,041
*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Advantage Dow Jones Target 2060 Fund--6,228 shares	**	64,269
	JPMorgan	JPMorgan Large Cap Growth Select Fund--160,290 shares	**	5,092,415
	American Beacon	American Beacon Large Cap Value Fund--102,020 shares	**	2,632,105
	Ivy Funds Group	Ivy Mid Cap Growth Y Fund--117,697 shares	**	2,389,259
	Vanguard	Vanguard Index TR Total Stock Market Fund--68,898 shares	**	3,863,780
	Metropolitan West	Metropolitan West Total Return Bond Fund--405,030 shares	**	4,269,011
	T. Rowe Price	T. Rowe Price Small Cap Stock Adv Fund--179,550 shares	**	7,993,547
	Neuberger Berman Group	Neuberger Berman Genesis Fund--157,333 shares	**	5,149,499
	Franklin Templeton	Mutual Discovery Fund--401,717 shares	**	12,280,494
	Harbor Group	Harbor International Fund Institutional-- 15,831 shares	**	924,660
*	Wells Fargo Bank Minnesota, N.A.	Wells Fargo Index Fund--123,926 units	**	7,698,296

	Common Collective Trust Funds:
*	Wells Fargo Bank Minnesota, N.A. (A)	Wells Fargo Stable Return Fund N35--152,716 units	7,098,188	7,651,343
*	Wells Fargo Bank Minnesota, N.A. (A)	Wells Fargo Money Market Fund--42 units	42	42
		Investments at Fair Value		$222,061,100

*	A party-in-interest as defined by ERISA
**	Cost information is not required for participant-directed investments
(A)	Nonparticipant and participant directed
(B)	These shares are reflective of the two-for-one stock split declared on the Company stock, effective June 15, 2017

Index

The Davey 401KSOP and ESOP
EIN: 34-0176110              Plan Number: 004
Schedule H, Line 4j--Schedule of Reportable Transactions

December 31, 2016

	Description of Asset				Current Value
Identity of	(Include Interest Rate and	Purchase	Selling	Cost of	of Asset on	Net Gain
Party Involved	Maturity in Case of a Loan)	Price	Price	Asset	Transaction Date	or (Loss)

Category 3 - Series of transactions in excess of 5% of plan assets

**	Davey Tree Stock Fund	$4,858,412	$—	$4,858,412	$4,858,412	$—

**	Davey Tree Stock Fund	$—	$9,750,828	$2,608,968	$9,750,828	$7,141,860

There were no category 1, 2 or 4 reportable transactions during 2016.
Columns for "Lease rental" and "Expense incurred with transaction" are not applicable.
** Transactions made on the market.

Index

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm	Filed Herewith

23.2	Consent of Independent Registered Public Accounting Firm	Filed Herewith